UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: First Investors Life Series Funds

3.	Securities and Exchange Commission File No.: 811-04325

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application                                           [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

40 Wall Street
New York, New York 10005

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Frank Genna
First Investors Life Series Funds
40 Wall Street
New York, New York 10005
212-858-8123

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Foresters Investment Management Company, Inc.
40 Wall Street, New York, NY 10005
212-858-8144
The Independent Order of Foresters
789 Don Mills Road, Toronto, Canada M3C 1T9
416-467-2530

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]    Open-end                                          [  ]  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Foresters Investment Management Company, Inc. (formerly, First Investors Management Company, Inc.)
40 Wall Street
New York, NY 10005

Muzinich & Co., Inc.
450 Park Avenue
New York, NY 10022

Smith Asset Management Group, L.P.
100 Crescent Court, Suite 1150
Dallas, TX 75201

Vontobel Asset Management, Inc.
1540 Broadway
New York, NY 10036

Ziegler Capital Management, LLC
70 West Madison Street, 24th Floor
Chicago, Illinois 60602

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: Not Applicable

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]   Yes     [X]     No

If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [  ] No

If Yes, state the date on which the board vote took place:

June 10, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes    [   ]  No

If Yes, state the date on which the shareholder vote took place:

October 1, 2019

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                                         [  ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 4, 2019

(b)	Were the distributions made on the basis of net assets?

[X] Yes                                         [  ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes                                         [  ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes                                         [  ] No

17.	Closed-end funds only:

Has the fund issued senior securities?
[  ] Yes                                         [  ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes                                         [  ] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes                                         [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ] Yes                                         [X] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ] Yes                                         [  ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes                                         [X] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
	(i)	Legal expenses: $74,111

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Proxy Solicitation: $413,623 Printing and Mailing: $51,959 Miscellaneous: $147

(iv)	Total expenses (sum of lines (i)-(iii) above): $539,840

(b)	How were those expenses allocated? Expenses were allocated evenly between Macquarie Investment Management Business Trust and Foresters Investment Management Company, Inc.

(c)	Who paid those expenses?

Macquarie Investment Management Business Trust and Foresters Investment Management Company, Inc., or their affiliates, paid for all direct expenses related to the reorganization.

(d)	How did the fund pay for unamortized expenses (if any)?

First Investors Life Series Funds did not have any unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes                                         [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes                                         [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The Funds
The First Investors Life Series Blue Chip Fund (“Blue Chip Fund”) and First Investors Life Series Equity Income Fund (“Equity Income Fund” and together with the Blue Chip Fund, the “Funds”), were formerly separate series of First Investors Life Series Funds. On December 9, 2011, the Blue Chip Fund was reorganized into the First Investors Life Series Growth & Income Fund (“Growth & Income Fund”), pursuant to a Plan of Reorganization and Termination, whereby all of the assets of the Blue Chip Fund were transferred to the Growth & Income Fund and the Growth & Income Fund assumed all of the liabilities of the Blue Chip Fund, including any contingent liabilities with respect to pending or threatened litigation or actions.
On October 4, 2019, the Growth & Income Fund and Equity Income Fund (each, a “Target Fund”) were reorganized (the “Reorganizations”) into corresponding series of the Delaware VIP Trust (each, an “Acquiring Fund”). The Reorganizations were effected pursuant an Agreement and Plan of Reorganization (“Plan”) that was approved by each Fund’s shareholders at a meeting held on October 1, 2019.  Pursuant to the Plan, each Acquiring Fund assumed with respect to the corresponding Target Fund, all of the Target Fund’s assets and all liabilities “whether accrued or contingent, known or unknown” as of the closing date of the Reorganizations.  Under the Plan a Target Fund’s liabilities included any future liabilities arising in connection the lawsuits involving the Tribute Company (the “Tribute Litigation”).  The Joint Proxy Statement/Prospectus dated July 23, 2019 that was sent to shareholders did not discuss the Tribune Litigation.  However, the Tribune Litigation was disclosed in the notes to the Funds’ financial statements included in the Funds’ annual and semi-annual reports on Form N-CSR since the commencement of the Tribune Litigation in 2010.
The Tribune Litigation
In 2010 and 2011, the Blue Chip Fund and the Equity Income were named and received notice that they may be putative members of the proposed defendant class of shareholders in three lawsuits involving a leveraged buyout of the Tribune Company (“LBO”).  In each case, the plaintiffs are seeking to recover payments of the LBO proceeds that were made to the Funds.  The three cases were removed to the United States District Court for the Southern District of New York and administratively consolidated with lawsuits brought against former Tribune shareholders (the “MDL Proceeding”).
The Committee Lawsuit.  The first lawsuit was filed in the United States Bankruptcy Court for the District of Delaware on November 1, 2010, by the Official Committee of Unsecured Creditors (the “Committee”) of Tribune Company.
The Bondholder Lawsuit.  A second lawsuit was filed on June 2, 2011 in the Supreme Court of the State of New York, by: (1) Deutsche Bank Trust Company Americas, in its capacity as successor indenture trustee for a certain series of Senior Notes; (2) Law Debenture Trust Company of New York, in its capacity as successor indenture trustee for a certain series of Senior Notes; and (3) Wilmington Trust Company, in its capacity as successor indenture trustee for the PHONES Notes (together, the “Bondholder Plaintiffs”) in the Supreme Court of the State of New York.
The Retiree Lawsuit.  A third lawsuit was filed on June 2, 2011 in the Supreme Court of the State of New York, by certain former employees of Tribune who were participants in Tribune defined-compensation plans (the “Retiree Plaintiffs”).

Status of Tribune Litigation
The Committee Lawsuit.  On January 6, 2017, the Tribune MDL judge granted the defendants’ motion to dismiss the Committee lawsuit alleging a single claim for intentional fraudulent transfer. Settlement offers were made in January 2018 and April 2018, both of which were rejected.  The extent of the Funds’ potential liability in any such actions has not been determined.  Therefore, the Acquiring Funds could be held liable to return all or part of the proceeds received in any of these actions, as well as interest and court costs, even though the Target Funds had no knowledge of, or participation in, any misconduct.  The Equity Income Fund received proceeds of $376,754 in connection with the LBO, representing 0.33% of its net assets as of December 31, 2018.  The Blue Chip Fund received proceeds of $288,456 in connection with the LBO, representing 0.06% of the net assets of Growth & Income Fund as of December 31, 2018.

On July 15, 2019, the Tribune Litigation trustee appealed the Tribune MDL judge’s dismissal of the Committee lawsuit to the Second Circuit.  That appeal is currently pending.
The Bondholder and Retiree Lawsuits.  On September 23, 2013, the Judge in the MDL Proceeding dismissed various state law constructive fraudulent transfer suits, resulting in the Funds being dismissed with prejudice from the Bondholder and Retiree lawsuits. On March 24, 2016, the Second Circuit Court of Appeals affirmed the MDL Judge’s dismissal of the various state law constructive fraudulent transfer suits.  In September 2016, the Bondholder and Retiree Plaintiffs petitioned the U.S. Supreme Court to review the Second Circuit’s decision.
On April 3, 2018, the Supreme Court issued a “statement” regarding the plaintiffs’ pending petition for writ of certiorari seeking to reverse the Second Circuit’s dismissal of the constructive fraudulent transfer claim.  Neither granting nor denying the petition, the Supreme Court invited the parties and the lower courts to revisit the Second Circuit’s decision in light of the Supreme Court’s February 27, 2018 ruling in Merit Mgmt. Grp., LP v. FTI Consulting, Inc., Case No. 16-784.
On December 19, 2019, the Second Circuit affirmed the trial court’s dismissal of the constructive fraudulent transfer claims.  In its opinion, the Second Circuit determined that the Supreme Court’s ruling in Merit Mgmt. Grp. v. FTI Consulting, Inc. did not change its March 2016 ruling.  Additionally, the Second Circuit held that Tribune’s presence in the LBO transactions triggers the United States Bankruptcy Code’s “safe harbor” provision, 11. U.S.C. § 546(e), because Tribune used a financial institution as its agent for effecting the share buyout in the LBO, qualifying Tribune itself as a “financial institution” under the Bankruptcy Code.
On January 2, 2020, the Bondholder and Retiree Plaintiffs filed a petition for panel rehearing, including en banc rehearing by the full Second Circuit, of the Second Circuit’s December 19, 2019 decision affirming dismissal of the constructive fraudulent transfer claims.  On February 6, 2020, the Second Circuit issued an Order denying the MDL Plaintiffs’ petition for panel rehearing.  No further legal claims are pending.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes                                         [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)
State the name of the fund surviving the Merger:

Delaware VIP Covered Call Strategy Series, Delaware VIP Equity Income Series, Delaware VIP Fund for Income Series, Delaware VIP Government Cash Management Series, Delaware VIP Growth and Income Series, Delaware VIP International Series, Delaware VIP Investment Grade Series, Delaware VIP Limited Duration Bond Series, Delaware VIP Opportunity Series, Delaware VIP Growth Equity Series, Delaware VIP Special Situations Series and Delaware VIP Total Return Series, each a series of Delaware VIP Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-05162

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Accession No. 0001137439-19-000329
Form N-14; Rule 497
Filed July 26, 2019
Effective July 26, 2019

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Investors Life Series Funds, (ii) he is the Treasurer of First Investors Life Series Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Joseph I. Benedek
Joseph I. Benedek, Treasurer